SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Other Recent Developments” on page 2 hereof to the “Recent Developments —KfW—Other Recent Developments” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2 to 4 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 5 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-

Exhibit (d) is hereby amended by adding the section under the caption “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 5 and 6 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 6 and 7 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text under the caption “KfW” on pages 8 to 46 hereof;

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

-	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated July 30, 2020 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 24, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1825 (EUR 0.8457 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Equity Financing (KfW Capital)

On March 24, 2021, the German Federal Government mandated KfW in principle to implement and administer a bundle of different measures to promote future technologies, referred to as “Future Fund” (Zukunftsfonds), pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft). Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its role in relation to the Future Fund. The details regarding the various measures bundled under the Future Fund with an aggregate volume of up to EUR 10 billion over the next ten years have yet to be agreed between KfW and the Federal Government. Focus will be on financing start-ups in their growth phase that have substantial capital requirements. To add to and supplement these measures, KfW Capital will make own equity investments in an expected amount of up to EUR 2 billion over the next ten years in the German venture capital market. Together with the existing programs, this increases the aggregate annual investment amount of KfW Capital to approximately EUR 400 million.

Strategic Shareholdings

HENSOLDT AG. In March 2021, KfW accepted a mandate by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire 25.1% of the outstanding shares in HENSOLDT AG (“Hensoldt”). Hensoldt is a German stock corporation with its registered seat in Taufkirchen, Germany, which focuses on electronic sensor solutions and optronics. The transaction has not closed yet. Under the mandate, KfW is fully covered by the Federal Republic of Germany against any economic risks resulting from its investment in Hensoldt.

Executive Board

On March 24, 2021, KfW’s Board of Supervisory Directors appointed Christiane Laibach as new sixth member of KfW’s Executive Board. Christiane Laibach is expected to take office on June 1, 2021, and will be in charge of International Finance.

Impact of the Ongoing COVID-19 Pandemic

KfW Special Program. In view of the ongoing COVID-19 pandemic, the German Federal Government is extending the KfW Special Program, including the KfW Instant Loan (KfW Schnellkredit), until December 31, 2021. In accordance with EU state aid rules, the maximum loan amounts available to the various categories of borrowers will be considerably increased. These measures will be implemented from April 1, 2021, onwards.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2019	0.0	0.4
1st quarter 2020	-2.0	- 2.2
2nd quarter 2020	-9.7	-11.3
3rd quarter 2020	8.5	- 4.0
4th quarter 2020	0.3	- 3.7

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In price, seasonal and calendar-adjusted terms, the GDP rose by 0.3% in the fourth quarter of 2020 compared with the third quarter of 2020. After the historic 9.7% GDP slump in the second quarter of 2020, the German economy recovered in the third quarter of 2020 (+8.5%). In the fourth quarter of 2020, however, the recovery process slowed due to the second COVID-19 wave and another lockdown imposed at the end of the year.

Due to the restrictions of the second lockdown as of November 2020, household final consumption expenditure in the fourth quarter of 2020 decreased by 3.3% compared to the third quarter of 2020 after price, seasonal and calendar adjustment. This means that the decrease of household final consumption expenditure was smaller than in the second quarter of 2020 (-11.0%). Government final consumption expenditure recorded a 0.5% quarter-on-quarter decrease in the fourth quarter of 2020, following increases in the first three quarters of the year. Gross fixed capital formation in construction contributed to growth in the fourth quarter of 2020 as it rose 1.8% compared to the third quarter of 2020 after price, seasonal and calendar adjustment. Seasonally adjusted gross fixed capital formation in machinery and equipment in the fourth quarter of 2020 was roughly the same as in the third quarter of 2020 (-0.1%).

Foreign trade increased at the end of 2020 and had an upward effect on the GDP. In the fourth quarter of 2020, exports of goods and services increased by 4.5% compared with the third quarter of 2020, after price, seasonal and calendar adjustment. The total increase of imports (3.7%) in the fourth quarter of 2020 compared to the third quarter of 2020 was slightly lower as the imports of services were down compared to the third quarter of 2020.

According to figures from the Federal Statistical Office, the GDP development was slightly more positive than reported in the first release of January 29, 2021, both regarding the fourth quarter (+0.3%) and the entire year of 2020 (-4.9%; calendar-adjusted: -5.3%). However, GDP in the fourth quarter of 2020 was down a price-adjusted and calendar-adjusted 3.7% compared with the fourth quarter of 2019, which is the quarter before the COVID-19 pandemic began.

Source: Federal Statistical Office, CORRECTION: Gross domestic product: detailed results of the economic performance in the 4th quarter of 2020, press release of February 24, 2021 (https://www.destatis.de/EN/Press/2021/02/PE21_081_81.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at +1.3% in February 2021. After the temporary value added tax cut had ended on December 31, 2020, the inflation rate returned to a level of at least +1.0% for the second month in a row in February 2021. Previously, a similar level of the inflation rate was last observed in March 2020, before the economy slumped in the wake of the COVID-19 pandemic.

The total prices of goods were up 1.0% in February 2021 compared to February 2020. Energy products prices (+0.3%) were slightly higher than in the same month in 2019, after declining by 2.3% in January 2021 compared to January 2020. In February 2021, year-on-year price increases were recorded especially for motor fuels (+2.4%), natural gas (+2.1%) and heating oil (+1.1%). This was due not only to the CO2 charge introduced at the beginning of 2021, but also to the price increase recorded on the crude oil market. Food prices rose by 1.4% in February 2021 compared to February 2020, which means that the increase in food prices slowed down compared to January 2021, when prices had risen by 2.2% compared to January 2020. In February 2021, significant year-on-year price rises were also observed for tobacco products (+3.9%), while notable year-on-year decreases were recorded, for instance, for mobile phones (-9.2%). Excluding energy prices, the inflation rate would have been +1.4% in February 2021.

The total prices of services were up 1.4% in February 2021 compared with February 2020, with net rents exclusive of heating expenses, which are important as they account for a large part of household final consumption expenditure, rising by 1.3%. Higher price increases were recorded, for example, for services of social facilities (+6.5%) and financial services (+6.2%), while the prices of telecommunication services, among others, were down (-1.0%).

Compared with January 2021, the consumer price index rose by 0.7% in February 2021. Energy product prices increased by 1.5% in February 2021 compared with January 2021, with consumers paying more especially for heating oil (+6.5%) and motor fuels (+3.0%). Food prices in February 2021 were up by 0.7% compared to January 2021, with higher increases especially for vegetables (+2.0%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +1.3% in February 2021, press release of March 12, 2021 (https://www.destatis.de/EN/Press/2021/03/PE21_117_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
February 2020	3.4	3.6
March 2020	3.8	3.8
April 2020	4.3	4.0
May 2020	4.4	4.2
June 2020	4.5	4.3
July 2020	4.4	4.4
August 2020	4.5	4.5
September 2020	4.4	4.5
October 2020	4.4	4.5
November 2020	4.4	4.6
December 2020	4.4	4.6
January 2021	4.6	4.6

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to January 2020, the number of employed persons in January 2021 declined by approximately 716,000 or 1.6%. Compared to December 2020, the number of employed persons increased slightly in January 2021 by approximately 14,000 after adjustment for seasonal fluctuations.

In January 2021, the number of unemployed persons increased by approximately 564,000 or 38.2% compared to January 2020. Adjusted for seasonal and irregular effects, the number of unemployed persons in January 2021 stood at 2.02 million, reflecting a slight increase of 0.1% compared to December 2020.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, January 2021: employment slightly up on the previous month on a seasonally adjusted basis, press release of March 2, 2021 (https://www.destatis.de/EN/Press/2021/03/PE21_094_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January 2021	January 2020
Trade in goods, including supplementary trade items	13.5	14.1
Services	1.0	-1.1
Primary income	9.7	10.2
Secondary income	-7.3	-7.3

Current account	16.9	15.9

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, CORRECTION: Exports in January 2021: +1.4% on December 2020, press release of March 9, 2021 (https://www.destatis.de/EN/Press/2021/03/PE21_107_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German general government budgets recorded a financial deficit (net borrowing) of EUR 139.6 billion in 2020. This was the first deficit since 2011 and the second highest deficit in nominal terms since German reunification. Measured as a percentage of nominal GDP, this corresponds to a 4.2% deficit ratio of general government for 2020, exceeding the 3% reference value of the EU’s Stability and Growth Pact. However, due to the COVID-19 pandemic the application of the Stability and Growth Pact’s targets has been suspended for 2020 and 2021.

Source: Federal Statistical Office, Negative government finance in 2020: deficit of 139.6 billion euros, press release of February 24, 2021 (https://www.destatis.de/EN/Press/2021/02/PE21_082_81.html).

Public Finance

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector from 2016 to 2020:

GENERAL GOVERNMENT ACCOUNTS (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	998.0	1,044.5	1,011.4	964.6	930.6
of which: Taxes (2)	773.4	827.1	801.2	767.0	732.2
Expenditure	1,103.8	1,000.7	965.8	931.4	903.0

Balance	-105.9	43.8	45.6	33.2	27.6
Social security funds
Revenue	717.6	690.0	661.9	637.0	607.5
Expenditure	751.3	681.3	645.9	625.8	598.8

Balance	-33.7	8.7	16.0	11.2	8.7
General government
Revenue	1,563.0	1,610.6	1,553.8	1,485.2	1,426.7
Expenditure	1,702.6	1,558.1	1,492.2	1,440.8	1,390.4

Balance	-139.6	52.5	61.6	44.4	36.4

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government as of December 31, 2020:

SUMMARY OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING

DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2020
(EUR in millions)
Federal Bonds (Bundesanleihen)	938,500
Federal Notes (Bundesobligationen)	210,500
Federal Treasury Notes (Bundesschatzanweisungen)	107,500
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	113,500
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	62,200
Green Federal Bonds (Grüne Bundesanleihen)	6,500
Green Five-year Federal Notes (Grüne Bundesobligationen)	5,000
Borrowers’ note loans (Schuldscheindarlehen)	6,202
Old debt (1)	4,474
Repurchased debt	182,982

Total (2)	1,271,394

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)

Compared to the published Monthly Report of the Federal Ministry of Finance, January 2021, from which the information above is derived, Treasury Discount Papers are presented with their outstanding volume (as opposed in the amount owed).

Source: Monthly Report of the Federal Ministry of Finance, January 2021, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99, and table “Entwicklung von Umlaufvolumen und Eigenbestände an Bundeswertpapieren im Dezember 2020”, page 102 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html).

Fiscal Outlook

On March 24, 2021, the Federal Government adopted a proposal for a supplementary budget for the fiscal year 2021, which mainly reflects further support for citizens, enterprises and self-employed in connection with the COVID-19 pandemic. In order to finance the planned measures, the Federal Republic intends to take on additional new debt in an amount of approximately EUR 60.4 billion in the fiscal year 2021 compared to the budget for the fiscal year 2021, thereby increasing the Federal Republic’s net borrowing for 2021 from EUR 179.8 billion to EUR 240.2 billion. The supplementary budget for fiscal year 2021 is pending approval by the German Parliament. With respect to the fiscal year 2022, the preliminary budget plan (Eckwerte) of the Federal Government provides for net borrowing of approximately EUR 81.5 billion, which would require the renewed suspension of the constitutional balanced budget rule (known als “debt brake”) by the Bundestag.

Source: Bundesministerium der Finanzen, Scholz: Mit guter Finanzpolitik wirksam gegen die Krise - Eckwerte für 2022, Finanzplan bis 2025 und Nachtragshaushalt 2021 beschlossen, press release of March 24, 2021 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2021/03/2021-03-24-bundeshaushalt-2022.html).

Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

According to the European Centre for Disease Prevention and Control (“ECDC”), as of mid-March 2021, a large number of countries in Europe, including Germany, had reported increasing case notification rates and/or test positivity and absolute values of the indicators remain high, suggesting that transmission is still widespread. The ECDC believes it is possible that further increases in admissions to hospital, ICU and mortality rates will follow in the coming weeks in those countries that are currently observing increasing case notification rates. Furthermore, in its most recent risk assessment of February 15, 2021, the ECDC noted that it was preoccupied by the introduction and increased spread of new COVID-19 variants first identified in the United Kingdom, South Africa and Brazil. According to the ECDC, European countries have in particular observed a substantial increase in the number and proportion of the COVID-19 variant first identified in the United Kingdom, which appears to be more transmissible and may cause more severe infections. The ECDC also stated that several countries where the variant has become dominant have seen rapid increases in incidence, which have resulted in increased hospitalizations, overstretched health systems and excess mortality. The ECDC also pointed out that recent anti-lockdown protests and civil disturbances in some European cities suggest that acceptance of and compliance with non-pharmaceutical interventions by the population might decrease.

In Germany, protective measures to contain the COVID-19 pandemic, which in particular aim to reduce contacts within the general population, continue to be in place. In early March 2021, the Federal Chancellor and the Heads of Government of the 16 German federal states (Länder) decided on certain stages of easing, which largely depend on the COVID-19 infection patterns in individual federal states or regions, but may be repealed if infections rise above certain thresholds. Currently, the number of new infections in Germany is rising again and the percentage of total infections accounted for by variants is also increasing. Against this background, on March 22, 2021, the Federal Chancellor and the Heads of Government of the 16 German federal states in principle agreed to once again extend existing protective measures. In line with the decision of early March 2021, if certain levels of COVID-19 infections are reached, stages of easing may need to be repealed. Furthermore, additional measures such as the use of facial masks, testing, further restrictions of contacts and curfews may be imposed.

On March 11, 2021, the European Commission granted a conditional marketing authorization for a further COVID-19 vaccine, following positive assessments by the European Medicines Agency, bringing the total number of vaccines that have been authorized for use in the EU to four. According to the ECDC, as of March 14, 2021, the full vaccination uptake among adults aged 18 years and above in countries of the EU and the European

Economic Area (with 30 countries reporting) was at a median of 4.3%. As of March 23, 2021, 4.2% of the German population had been fully vaccinated.

On March 17, 2021, the European Commission adopted a legislative proposal establishing a common framework for a “Digital Green Certificate”, i.e., proof that a person has been vaccinated against COVID-19, received a negative test result or recovered from COVID-19. This proposed EU-wide approach aims to facilitate free movement within the EU, in compliance with fundamental EU rights such as the non-discrimination of EU citizens. A technical framework will be defined at EU level, to be put in place by mid-June 2021, to ensure security, interoperability, as well as full compliance with personal data protection. It will also allow the possibility to extend to compatible certificates issued in third countries.

Sources: European Centre for Disease Prevention and Control, COVID-19 surveillance report, Week 10, 2021, produced on March 18, 2021 (https://covid19-surveillance-report.ecdc.europa.eu/); European Centre for Disease Prevention and Control, Risk Assessment on COVID-19, February 15, 2021 (https://www.ecdc.europa.eu/en/current-risk-assessment-novel-coronavirus-situation); The Federal Chancellor, “Take the next steps wisely”, March 4, 2021 (https://www.bundeskanzlerin.de/bkin-de/aktuelles/decision-1872324#); Videokonferenz der Bundeskanzlerin mit den Regierungschefinnen und Regierungschefs der Länder - Beschluss am 22. März 2021 (https://www.bundesregierung.de/resource/blob/997532/1879672/2854753dbc7549432db7f0bba94e8c0f/2021-03-22-mpk-data.pdf?download=1); European Centre for Disease Prevention and Control, COVID-19 Vaccine rollout overview, Week 10, 2021, produced on March 18, 2021 (https://covid19-vaccine-report.ecdc.europa.eu/); European Commission, EU Vaccines Strategy, accessed on March 18, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/public-health/coronavirus-vaccines-strategy_en#eu-vaccines-strategy); The European Commission, COVID-19: Digital green certificates, accessed on March 18, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/safe-covid-19-vaccines-europeans/covid-19-digital-green-certificates_en); Bundesministerium der Gesundheit, Impf-Dashboard, Stand 24. März 2021 (https://impfdashboard.de/).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 546.4 billion as of December 31, 2020, including loans and advances of EUR 425.9 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 135.3 billion in 2020. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•

SME Bank & Private Clients (Mittelstandsbank & Private Kunden): offers highly standardized products for small and medium-sized enterprises (“SMEs”), business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden): provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

Equity Financing (KfW Capital): KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of Developing Countries and Emerging Economies: KfW Entwicklungsbank (“KfW Development Bank”) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets: comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the EU in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may, however, be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is of a promotional nature and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations, except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”), nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive (Directive 2013/36/ EU, as amended) (“CRD”) and the EU Capital Requirements Regulation (Regulation (EU) 575/2013, as amended) (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014 (“Delegated Regulation”), subject to all other requirements stated in the Delegated Regulation being met.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced IRBA for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to seek additional approval for other sub-portfolio segments and models in the future. KfW’s total capital ratio according to article 92 of the CRR amounted to 24.3% and its Tier 1 capital ratio to 24.1%, both as of December 31, 2020 (not taking into account the interim profit of the year 2020)1. The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2019, which both amounted to 21.3%, was mainly due to the first-time application of the new regulatory authority-compliant evaluation system for credit risk. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that have not yet been approved will continue to be valued following the generally more capital-intensive standardized approach for credit risks.

[1]	According to Article 26(2) CRR.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2020 was 16.2%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 13.0% plus a Capital Conservation Buffer, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany (“OSII Buffer”) and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a 2.75% supervisory review and evaluation process (“SREP”) surcharge. A SREP surcharge is generally meant to reflect the specific risk situation of an individual bank. In addition, the TSCR for KfW Group includes an additional surcharge in an overall amount of 2.25% for certain IT-, internal auditing- and operational risk management-related findings. This surcharge, resulting in a temporary increase of the TSCR of KfW Group, was imposed by BaFin in 2018 and reduced in 2020 against the following background:

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, in 2017, BaFin imposed an IT-related surcharge. The need for a modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT-related updates and improvements have been underway at KfW for some time. In 2017, the banking supervisory authorities also conducted standard audits related to KfW’s outsourcing management and internal audit procedures, which resulted in certain additional findings. In June 2018, BaFin notified KfW that temporary capital requirements would be imposed in relation to these IT-, internal auditing- and operational risk management-related findings. The surcharge of 2.75% imposed at the time was to remain in place until the underlying issues had been resolved. In 2019, the supervisory authorities conducted a follow-up audit of KfW’s IT, resulting in the imposition of an updated surcharge of 2.25% in 2020.

In 2018, BaFin had also notified KfW that it would be required to maintain an OSII Buffer of 1%, which would be phased in over a period of three years, starting with an OSII Buffer of 0.33% for 2019. For 2020 and 2021, the OSII Buffer amounts to 0.66% and 1%, respectively. With respect to the result of an IRBA model change supervisory audit, BaFin imposed risk-weighted asset (RWA) multipliers for specific exposure classes, effective as of December 31, 2020. KfW’s capital ratios for 2020 already take these multipliers into account.

As of January 1, 2016, KfW became, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and will be part of the prudential requirements starting in June 2021.

According to a decision made by BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (i.e., on a consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW has implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision made by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is currently not supervised directly by the ECB, but continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing Countries and Emerging Economies—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, and was particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Strategic Objectives 2025” on page 4 of Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development Strategy, achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and put the Paris Agreement into practice. In addition, the “Declaration by KfW Bankengruppe on the consideration of human rights in its business operations” reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment”, “globalization”, “social change”, as well as “digitalization and innovation”. Due to the particular importance of the “climate and environment” megatrend, KfW has been aiming to maintain an environmental ratio of at least 38% for its new commitments since 2020 as part of its strategic management system. In 2020, the environmental ratio was 33% (compared to 38% in 2019), and would have been 50% (excluding COVID-19 related loan facilities). KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments.

In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2020 contributed to all 17 SDGs, the most significant contributions were made to SDG 7 “Affordable and Clean Energy”, SDG 8 “Decent Work and Economic Growth”, SDG 11 “Sustainable Cities and Communities” and SDG 13 “Climate Action”.

In terms of customers, important target groups for KfW’s activities include Germany’s small- and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Assessment). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm and the group-wide Exclusion List and Sectoral Guidelines of KfW Group apply to all new financing and promotional activities.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer and investor or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its credit risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers.

KfW’s Sustainability Report 2019, which was published in April 2020, complies with the Core option of the Global Reporting Initiative (GRI) standards and also contains KfW Group’s non-financial report in accordance with the German Commercial Code (Handelsgesetzbuch). Based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), KfW has for the first time added a special chapter to this report to outline its climate-related risks and associated processes in a transparent manner. KfW’s Sustainability Report 2020 will be published at the end of April 2021.

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s bank operations are limited, KfW strives to reduce the ecological footprint of its banking operations, including by aiming to achieve climate-neutral operations. Among other matters, KfW’s procurement guidelines require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. Within the scope of possibilities provided by public procurement law, KfW includes social and ecological requirements in its contract conditions for Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with the Chief Sustainability Officer – KfW’s Chief Executive Officer – who is supported by sustainability officers and managers at the group, business sector, central unit and site levels. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules. To ensure continuous progress of the group-wide sustainability commitment, KfW’s strategic objectives define KfW’s ranking as one of the top five national and international promotional banks in relevant sustainability ratings as one of the key targets. KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s Sustainability Report, which also fulfills statutory requirements, and KfW’s Sustainability Portal are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2020 is Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of EY for the fiscal year ended December 31, 2020, dated March 2, 2021, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, EY does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 178 of Exhibit (e).

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	Equity Financing (KfW Capital);

•	Export and Project Finance (KfW IPEX-Bank);

•	Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH); and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	86,274	35,979	>100
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	19,213	7,217	>100
Equity Financing (KfW Capital)	871	156	>100
Export and project finance (KfW IPEX-Bank)	16,584	22,080	-25
Promotion of developing countries and emerging economies	12,394	10,648	16
of which KfW Entwicklungsbank	10,983	8,801	25
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,411	1,847	-24
Financial markets	400	1,402	-71

Total promotional business volume (1) (2)	135,269	77,307	75

(1)

Total promotional business volume for the full year ended December 31, 2020 has been adjusted for commitments of EUR 468 million (2019: EUR 175 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the six business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2020. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2020
	Commitments outstanding	Economic capital required (1)
SME Bank & Private Clients	54%	43%
Customized Finance & Public Clients	13%	3%
Equity Financing (KfW Capital)	0%	1%
Export and Project Finance (KfW IPEX Bank)	15%	4%
Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH)	8%	6%
Financial Markets	9%	3%

Total (in EUR billions)	572.7	15.8

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 30 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by Equity Financing (KfW Capital). Certain further promotional activities targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each bank or other financing institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 170 banks. In 2020, 61% (2019: 59%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the German federal states (Länder). The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). Since the beginning of 2020, all of KfW’s standardized domestic, commercial and non-direct municipal products are offered exclusively via the online platform. All intermediate banks have access to the online platform and use it for their application processes.

KfW applies different pricing models for granting loans: a fixed-rate pricing model and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies, amongst others, to SME Bank & Private Clients’ largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro- enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective federal states (Länder) within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects and energy efficiency projects.

KfW measures to mitigate the economic impact of the COVID-19 pandemic in Germany

KfW Special Program 2020. At the end of March 2020, KfW, in close coordination with the Federal Government, launched the KfW Special Program 2020 (KfW-Sonderprogramm 2020) with the primary goal of providing liquidity to enterprises in Germany affected by the COVID-19 pandemic, including companies of all sizes as well as self-employed and freelance professionals. Financings under the KfW Special Program 2020 are generally available to companies, which did not have liquidity issues as of December 31, 2019, but face temporary funding difficulties as a result of the COVID-19 pandemic. Companies may use funds received under the KfW Special Program 2020 for investments as well as for working capital requirements.

Initially, the KfW Special Program 2020 was implemented through three promotional loan programs: (1) the KfW Entrepreneurial Loan (KfW-Unternehmerkredit) for enterprises established on the market for more than 5 years, (2) the ERP Loan for Start-ups (ERP-Gründerkredit – universell) for enterprises established on the market for less than 5 years, and (3) the KfW Syndicated Loan (Direktbeteiligung für Konsortialfinanzierung) for larger-scale financings targeted at larger companies. The terms of these programs have been significantly modified in order to facilitate the approval and extension of loans by the commercial banks and other financing partners involved. Options (1) and (2) involve commercial banks in the handling of the loans by means of the on-lending principle which applies to the majority of KfW’s loan programs. However, the COVID-19 related facilities, which are designated by adding “Corona” to the loan programs’ names, include a partial exemption from liability for on-lending banks of 80% to 90%. With the additional option (3), KfW offers a syndicated loan approach, designed as an individually structured direct loan program for larger companies. Financing is provided directly to beneficiaries by KfW together with a consortium of private banks to meet investment and working capital needs of the beneficiaries. KfW’s financing share in these syndicated loans is limited to 80%.

In April 2020, the Federal Government mandated KfW to launch an additional loan program under the KfW Special Program 2020 to react in a swift and targeted manner to the increasing negative economic impact of the ongoing COVID-19 pandemic, particularly on medium-sized companies in Germany. KfW loans under this program, which is referred to as KfW Instant Loan 2020 (KfW-Schnellkredit 2020), share certain features with the instruments under the KfW Special Program 2020 described above. For instance, financings are generally available to companies which did not have financial difficulties as of December 31, 2019, but now face temporary funding problems as a result of the COVID-19 pandemic, and funds received may be used for investments and working capital requirements. However, loans under the KfW Instant Loan 2020 program include a general waiver of the usual risk assessment and a full exemption from liability for on-lending commercial banks or financing partners involved, which means that the entire credit risk of any loans granted under the KfW Instant Loan 2020 program remains with KfW. These modifications are aimed at facilitating and accelerating the granting of loans by the on-lending commercial banks and other financing partners.

Within the KfW Special Program 2020, KfW also facilitates the financing of charitable and social organizations via global loans to Landesförderinstitute.

Pursuant to separate guarantee declarations, the Federal Republic has undertaken to bear all financial risks incurred by KfW in connection with the KfW Special Program 2020.

In view of the ongoing COVID-19 pandemic and the second lockdown imposed in the fall of 2020, the Federal Government has decided to extend the deadline for commitments under the KfW Special Program, including the KfW Instant Loan, from December 31, 2020 to June 30, 2021.

Additional support measures targeted at particular customer groups. Over the course of 2020, KfW and the Federal Government established additional COVID-19 support measures in order to provide financing to particular customer groups.

With respect to start-ups, venture capital is being mobilized via private fund managers, with the associated measures operationalized by KfW Capital. In addition, equity and equity-like capital for start-ups and small SMEs is provided via global loans to Landesförderinstitute.

With respect to the KfW Student Loan Program, two temporary measures were implemented in close coordination with the Federal Government. First, the interest rate under this program has been set to 0% for all loans that are in the disbursement phase, including all new applications. The cost incurred in connection with this interest rate subsidy will be covered by the Federal Ministry of Education and Research during the period from May 1, 2020 to December 31, 2021. Second, the group of applicants for the KfW Student Loan Program has temporarily been extended to all foreign citizens who meet the general eligibility criteria for the period from July 1, 2020 to March 31, 2021.

Pursuant to a separate guarantee declaration, the Federal Republic will bear the financial risks KfW incurs in connection with the temporary extension of the KfW Studen Loan Program to foreign applicants (excluding a portfolio of 300 loans).

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2020: EUR 81.9 billion, 2019: EUR 32.3 billion), mezzanine programs (2020: EUR 0.1 billion, 2019: EUR 0.2 billion) and grant-based programs (2020: EUR 4.3 billion, 2019: EUR 3.5 billion).

In 2020, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 86.3 billion (2019: EUR 36.0 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in billions)		(in %)
SME Bank	48.1	15.3	>100
Start-up financing and general investment	39.7	6.8	>100
Innovation	0.8	0.4	100
Environmental investment	7.6	8.1	-6

Private Clients	38.2	20.6	85

Housing investment programs	8.8	7.6	16
Education programs	2.5	1.9	32
Environmental investment	26.9	11.2	>100

Total commitments (1)	86.3	36.0	>100

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2020, commitments in SME Bank increased significantly compared to 2019. This increase was attributable to higher commitments in SME Bank, mainly under the new KfW Special Program 2020, which was introduced as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany. Another driver of the significant increase were higher commitments under KfW’s energy-efficient construction and refurbishment program.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel, Germany had an estimated 3.79 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2019. During the same period, SMEs accounted for 2% of gross investment by the German corporate sector and employed 71% of the workforce.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2020, commitments in this field amounted to EUR 39.7 billion, representing a very significant increase compared to the previous year (2019: EUR 6.8 billion). The main contributors to this increase were financings extended under the KfW Special Program 2020, including the KfW Entrepreneurial Loan Corona (KfW-Unternehmerkredit Corona) with EUR 28.3 billion, the ERP Loan for Start-ups Corona (ERP-Gründerkredit – Corona) with EUR 1.4 billion and the KfW Instant Loan 2020 (KfW-Schnellkredit 2020) with EUR 5.9 billion.

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development and digitalization activities, either by providing loans or mezzanine capital. In order to increase the attractiveness of the ERP Promotion for Innovation and Digitalization program, KfW has also started to provide a grant element to borrowers eligible for this program in February 2020. Commitments in the field of innovation financing increased to EUR 0.8 billion in 2020 (2019: EUR 0.4 billion).

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments under SME Bank’s environmental investment programs in 2020 remained approximately at the prior-year level (EUR 7.6 billion in 2020 compared to EUR 8.1 billion in 2019). In particular, the increased commitment volume under KfW’s Renewable Energy Programme of EUR 3.7 billion (2019: EUR 2.9 billion) compensated for the discontinued Energy Efficiency Programme – Waste Heat (2019: EUR 1.0 billion). Disbursements under KfW’s Renewable Energy Program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Business—Financial Markets—Funding”).

In March 2020, KfW launched a new program, the “SME Climate Protection Facility” (KfW-Klimaschutzoffensive für den Mittelstand), for which commitments in 2020 amounted to EUR 82 million. Inspired by EU-Taxonomy criteria for sustainable finance, this program supports small and medium-sized enterprises in their transitional process to more sustainability. KfW offers a grant element to borrowers under this loan program.

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and for the improvement of the security of, and the accessibility to or within, existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2020 amounted to EUR 8.8 billion (2019: EUR 7.6 billion), of which EUR 5.8 billion (2019: EUR 4.4 billion) were granted for home ownership promotion programs. Commitments under the Baukindergeld program, which aims to promote home ownership for families with children and for single parents, amounted to EUR 2.6 billion in 2020 (2019: EUR 2.7 billion).

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and the German federal states (Länder). In 2020, commitments increased to EUR 2.5 billion (2019: EUR 1.9 billion). The main contributor to this increase was the KfW Student Loan, which amounted to EUR 1.3 billion in 2020 (2019: EUR 0.7 billion) due to the conditions having been improved in order to provide financial bridging assistance during the COVID pandemic.

Environmental Investment Programs

The sector of energy efficiency registered a particularly significant increase. The improved promotional conditions at the beginning of 2020 for the energy-efficient construction and refurbishment programmes for Private Clients, which support investments in the construction of energy-efficient new buildings and the energy-efficient refurbishment of existing ones, led to a significant increase in commitments to EUR 26.8 billion in 2020 (2019: EUR 11.2 billion).

In November 2020, KfW launched a new grant-based program to support the purchase and installation of private charging stations for electric cars at residential buildings on behalf of the Federal Government. Funding is provided in the form of an investment grant of EUR 900 per charging point. Commitments in 2020 amounted to EUR 0.2 billion.

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Municipal infrastructure programs	4,769	3,868	23
Corporate loans and project finance	9,323	299	>100
Global funding facilities to Landesförderinstitute	3,177	1,254	>100
Global Loans to support start-ups and small enterprises (1)	619	0	n.a.
Program for the refinancing of export loans	1,075	302	256
Global loans to selected financial institutions	250	1,495	-83

Total commitments (2)	19,213	7,217	>100

(1)	Global Loans to Landesförderinstitute as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Commitments in the business sector Customized Finance & Public Clients increased to EUR 19.2 billion in 2020 from EUR 7.2 billion in 2019. This increase was primarily driven by commitments relating to COVID-19 support measures with a total volume of EUR 9.5 billion, primarily under the KfW Syndicated Loan program with a volume of EUR 8.4 billion.

Commitments in the other programs of the business sector increased by EUR 2.5 billion in 2020. This increase was primarily driven by the strong demand in global funding facilities to Landesförderinstitute, which was offset by a sharp decline in commitments under the program Global Loans to selected financial institutions.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs increased to EUR 4.8 billion in 2020 from EUR 3.9 billion in 2019. Increases in demand were at similar levels across all programs, while growth rates in the innovation programs were higher than in the infrastructure and energy transition programs, also due to the launch of the new digital infrastructure loan program with commitments of EUR 87 million in 2020. However, the largest increase of commitments was due to Global Loans to refinance charitable and social organizations as part of the COVID-19 support measures, which had commitments of EUR 486 million in 2020. Commitments under those global loans are credited to the commitments of the municipal infrastructure programs.

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute Global Loans to support start-ups and small enterprises (1) Global Loans to refinance charitable and social organizations (1)	3,177 619 486	1,254 0 0	>100 n.a. n.a.
Program-based global loans to Landesförderinstitute	546	637	-14
Non program-based global loans to selected financial institutions in Germany and Europe	250	1,495	-83

Total commitments (2)	5,078	3,386	36

(1)	Global Loans to Landesförderinstitute as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2020, global loans to selected financial institutions in Germany and Europe decreased to EUR 0.3 billion (2019: EUR 1.5 billion). This amount is fully attributable to the refinancing of leasing contracts. The demand for the refinancing of leasing contracts in Germany dropped significantly in 2020. In addition, no global loan transaction with European financial institutions was closed in 2020. These developments were due to a reduced investment appetite in the SME sector and government-promoted loan-programs in several countries in connection with the COVID-19 pandemic.

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for the account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2020, KfW made commitments of EUR 1.1 billion (2019: EUR 0.3 billion) under this program. Demand for the refinancing of export loans generally depends on the number of export projects completed. The increase of commitments in 2020 was mainly due to larger projects being completed.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing.

Overall, the commitments in corporate loans and project financing increased from EUR 299 million in 2019 to EUR 9.3 billion in 2020. This significant increase was mainly driven by the high commitment volume of EUR 8.4 billion under the KfW Syndicated Loan program in connection with the COVID-19 support programs launched in 2020. In 2020, KfW also launched a syndicated loan program to support the expansion of fiber-optic networks in Germany.

Equity Financing (KfW Capital)

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. KfW Capital is a financial enterprise (Finanzunternehmen) pursuant to Section 1 para 3 of the KWG and as such subject to a specific regulatory regime.

The business objective of KfW Capital is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. KfW Capital only invests in funds and does not invest directly in companies. For a period of ten years from its inception, the targeted average investment volume is EUR 200 million per year. KfW Capital intends to invest up to a maximum of EUR 25 million of a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights.

Commitments related to KfW’s Equity Financing business sector increased to EUR 871 million in 2020 from EUR 156 million in 2019. In addition to commitments of EUR 184 million via the ERP Venture Capital Fund investment program, commitments in KfW’s Equity Financing business sector primarily reflected a fiduciary commitment of EUR 685 million made by KfW Capital under the Corona Matching Facility (together with the European Investment Fund) and the Corona Liquidity Facility, which are part of the Federal Government’s COVID-19 support package for start-ups and small enterprises. Funding through the Corona Matching Facility and the Corona Liquidity Facility, which are guaranteed by the Federal Government, is refinanced by KfW.

The following table shows the commitments of the business sector Equity Financing (KfW Capital) for each of the years indicated:

COMMITMENTS EQUITY FINANCING (KFW CAPITAL) BUSINESS SECTOR*

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
High-Tech Start-up Funds	2	2	0
ERP Venture Capital Fund Investments	184	155	19
Corona Matching Facility / Corona Liquidity Facility	685	0	n.a.

Total commitments (1)	871	156	>100

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 29.6 billion as of December 31, 2020 (December 31, 2019: EUR 27.0 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 58.1 billion as of December 31, 2020 (December 31, 2019: EUR 56.5 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2020, KfW IPEX-Bank employed 852 persons, excluding managing directors but including temporary personnel (December 31, 2019: 775).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation— Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (“CIT”) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls.” The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since

January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2020, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in an amount of EUR 468 million (2019: EUR 175 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of Federal Government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2020, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 44.6 billion, of which EUR 9 billion, or 20%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2020		2019		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	13,832	83	13,107	59	6
Promotional business (conducted on behalf of KfW)	2,753	17	8,973	41	-69

Total commitments (1)	16,584	100	22,080	100	-25

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2020, total commitments of the Export and Project Finance business sector decreased to EUR 16.6 billion from EUR 22.1 billion in 2019, including commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW has delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

The decrease in total commitments in 2020 compared to 2019 was primarily driven by a decrease in commitments under the CIRR scheme for bank refinancing and in the maritime industries, with both segments being significantly impacted by the COVID-19 pandemic.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Power, renewables and water	2,808	3,232	-13
Aviation, mobility and transport	2,686	2,297	17
Financial institutions, trade and commodity finance	2,509	2,600	-4
Basic industries	2,438	2,617	-7
Industries and services	2,306	2,851	-19
Infrastructure	1,684	1,905	-12
Maritime industries	1,453	3,123	-53
CIRR scheme for bank refinancing (ship + ERP finance) (1)	701	3,455	-80

Total commitments	16,584	22,080	-25

(1)	Starting in 2017 the CIRR scheme for bank refinancing includes commitments under the new ERP Export Financing Program (ERP-CIRR) amounting to EUR 0.2 billion in 2020 and EUR 0.4 billion in 2019.

Commitments in export and project finance decreased compared to 2019 due to the impact of the COVID-19 pandemic on global trade, but overall remained roughly at prior year levels. Commitments (excluding those under the CIRR scheme for bank refinancing) amounted to EUR 15.9 billion in 2020 (2019: EUR 18.6 billion). The highest commitment volumes were achieved in the power, renewables and water sector with EUR 2.8 billion (2019: EUR 3.2 billion), followed by the aviation, mobility and transport sector with commitments of EUR 2.7 billion (2019: EUR 2.3 billion).

In 2020, commitments under the CIRR scheme for bank refinancing decreased to EUR 0.7 billion from EUR 3.5 billion in 2019, as a result of the impact of the COVID-19 pandemic on global trade.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments were reported for the following three regions in 2020: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2020, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany increased to EUR 5.2 billion from EUR 4.2 billion in 2019. In 2020, commitments in Europe (excluding Germany, but including Russia and Turkey) decreased to EUR 6.1 billion from EUR 6.9 billion in 2019. KfW IPEX-Bank’s commitments in the rest of the world in 2020 decreased to EUR 4.6 billion compared to commitments of EUR 7.5 billion in 2019. Commitments under the CIRR scheme for bank refinancing (2020: EUR 0.7 billion; 2019: EUR 3.5 billion) are trans-regional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	12,460	14,030	-11
Thereof
Loans (term loans and bullet)	7,049	8,443	-17
Trade finance	2,016	1,858	8
Revolving credit facilities for cash drawings	1,713	2,339	-27
Guarantees	1,477	1,304	13
Lease finance	205	85	>100
Project finance (1)	2,565	4,204	-39
Asset finance (1)	275	145	90
Acquisition finance (1)	487	247	97
Loans to funds	95	0	100

CIRR scheme for bank refinancing (ship + ERP finance)	701	3,455	-80

Total commitments	16,584	22,080	-25

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2020, EUR 117 million of loan disbursements were supported by the ERP Special Fund (2019: EUR 234 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of Developing Countries and Emerging Economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of Developing Countries and Emerging Economies business sector for each of the years indicated:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	10,983	8,801	25
DEG	1,411	1,847	-24

Total commitments (1)	12,394	10,648	16

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2020, approximately 37% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit – “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite), extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2020, approximately 95% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2020, approximately 85% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it will fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds to ensure compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Loan commitments (1)	6,677	4,804	39
of which federal funds	218	352	-38
of which KfW’s funds refinanced in the capital markets	6,459	4,452	45
Grant commitments	3,835	3,412	12
Mandates	471	585	-20

Total commitments	10,983	8,801	25

(1)	Also includes equity investments (2020: EUR 25 million, 2019: EUR 25 million)

Total commitments of KfW Entwicklungsbank increased by 25% to EUR 11.0 billion in 2020 from EUR 8.8 billion in 2019, mainly due to the increased contribution made to the Federal Ministry for Economic Cooperation and Development’s Emergency COVID-19 Support Program which is aimed at developing countries. The ministry mobilized substantial additional funds from the second supplementary federal budget of 2020 and mandated KfW Entwicklungsbank to commit them to partner countries. KfW Entwicklungsbank used these additional public funds to leverage market funds for its COVID-19-related commitments to developing countries. All additional COVID-19-related commitments were made under the usual established credit processes of KfW. The relative share of loan commitments that were refinanced in the capital markets increased slightly to 97% in 2020 from 93% in 2019.

In 2020, Asia accounted for 26% of KfW Entwicklungsbank’s commitments (2019: 33%); Sub-Saharan Africa accounted for 19% (2019: 23%); Middle East/North Africa accounted for 29% (2019: 16%); Europe/Caucasus accounted for 10% (2019: 16%); Latin America accounted for 12% (2019: 10%); and trans-regional commitments accounted for 5% (2019: 2%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2020		2019		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	1,781	16	2,737	31	-35
Social infrastructure	4,842	44	3,350	38	45
Financial sector	2,443	22	880	10	>100
Production sector	506	5	667	8	-24
Others (1)	1,410	13	1,167	13	21

Total commitments	10,983	100	8,801	100	25

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2020, DEG maintained 13 representative offices in developing countries or emerging economies. In 2020, DEG employed an average of 640 persons (2019: 627). At year-end 2020, DEG’s total assets (IFRS, before consolidation) amounted to EUR 6.3 billion (2019: EUR 6.9 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services, for example, in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions (apart from smaller state support programs within the framework of the support for German companies in Africa and measures within the framework of COVID Response). DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Loans	944	1,137	-17
Equity participations	275	582	-53
Mezzanine financing	192	128	50

Total commitments	1,411	1,847	-24

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at year-end 2020 were EUR 546.4 billion. EUR 496.4 billion, or 90.8% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2020, KfW had EUR 17.5 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2020, 73% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year ( “capital-market funding”) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (“money-market funding”) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2020, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 91%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise four categories of instruments: bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf); bonds publicly placed outside the benchmark programs; bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors; and “green bonds”, which comprise bonds from any of the first three categories, the proceeds of which are linked to investments with a clear environmental benefit financed by KfW, currently in the sectors of renewable energies and energy efficiency. In 2020, benchmark bonds accounted for a funding volume of EUR 44.8 billion, or 67%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 8.4 billion, or 13%. The volume of bonds sold in private placements and of green bonds amounted to EUR 4.8 billion, or 7%, and EUR 8.3 billion, or 13%, respectively. Total capital-market funding in 2020 amounted to EUR 66.4 billion (2019: EUR 80.6 billion).

With respect to refinancing its funding requirements resulting from the KfW Special Loan Program, KfW, since July 1, 2020, has had access to a new source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds, “WSF”). Refinancing through the WSF totaled EUR 39.0 billion in 2020.

In 2020, KfW also participated in the targeted longer-term refinancing operations of the Eurosystem via TLTRO III, the conditions for which had been eased by the Governing Council of the ECB in the course of 2020 in response to the COVID-19 pandemic in order to support the extension of credit to SMEs. KfW’s refinancing through TLTRO III in 2020 totaled EUR 13.4 billion.

KfW expects its volume of long- term funding to be raised in the capital markets in 2021 to be in a range of EUR 70 billion to EUR 80 billion.

In 2020, KfW conducted six new bond issuances as well as one re-opening of a 2014 bond issuance, one re-opening of a 2016 bond issuance, three re-openings of 2019 bond issuances and two re-openings of 2020 bond issuances (13 transactions in total in 2020) in an aggregate principal amount of EUR 32 billion, in each case under its euro benchmark program. Also in 2020, KfW conducted three new bond issuances in an aggregate principal amount of USD 14.0 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2020

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2020	USD 5.0	3	1.625
KfW U.S. $-Benchmark II/2020	USD 5.0	5	0.375
KfW U.S. $-Benchmark III/2020	USD 4.0	3	0.250
KfW Euro-Benchmark I/2020	EUR 5.0	5	0.000
KfW Euro-Benchmark II/2020	EUR 5.0	7	0.000
KfW Euro-Benchmark III/2020	EUR 4.0	5	0.010
KfW Euro-Benchmark IV/2020	EUR 5.0	3	0.000

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW Euro-Benchmark V/2020	EUR 3.0	10	0.000
KfW Euro-Benchmark VI/2020	EUR 3.0	7	0.000
KfW Euro-Benchmark III/2019 (re-opening)	EUR 1.0	3	0.000
KfW Euro-Benchmark II/2019 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark IV/2019 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark IV/2020 (re-opening)	EUR 1.0	3	0.000
KfW Euro-Benchmark I/2016 (re-opening)	EUR 1.0	7	0.375
KfW Euro-Benchmark III/2014 (re-opening)	EUR 1.0	10	1.500
KfW Euro-Benchmark III/2020 (re-opening)	EUR 1.0	5	0.010

In 2020, KfW’s total new capital-market funding was raised in 14 different currencies and 172 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 88% of KfW’s total new capital-market funding in 2020 (2019: 78%). The percentage of new funds raised in euros increased from 52% in 2019 to 64% in 2020, making it the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars decreased from 26% to 24% over the same period. The percentage of new funds raised in pounds sterling decreased from 13% in 2019 to 5% in 2020, which still made it KfW’s third most significant funding currency in 2020.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2020 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	42.6	64.2
U.S. dollar (USD)	15.9	24.0
Pound sterling (GBP)	3.3	5.0
Norwegian krone (NOK)	1.0	1.5
Australian dollar (AUD)	0.9	1.4
Japanese Yen (JPN)	0.3	0.5
Other currencies (1)	2.3	3.5

Total	66.4	100

(1)	CNY, HKD, HUF, MXN, PLN, SEK, TRY and ZAR.

In connection with its green bond issuances, KfW has established a Green Bond Framework published on its website that reflects international best practices and which is aligned with the 2018 edition of the “Green Bond Principles” of the International Capital Market Association (“ICMA”). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2020, KfW conducted eleven new green bond issuances in six currencies as well as two re-openings of 2020 bond issuances and one re-opening of a 2019 bond issuance. In total, green bonds accounted for a funding volume of EUR 8.3 billion, or 12.6%, of KfW’s total capital-market funding. One USD green bond with an aggregate principal amount of USD 2.0 billion was issued as an SEC-registered global bond.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. At year-end 2020, the amount of outstanding bonds and notes issued by KfW totaled EUR 384.0 billion, representing a EUR 11.6 billion decrease from EUR 395.6 billion outstanding at year-end 2019.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with a book value of EUR 44.4 billion at year-end 2020. Of this amount, EUR 42.8 billion was recognized as financial liabilities at amortised cost (of which EUR 1.7 billion as liabilities to banks and EUR 41.1 billion as liabilities to customers) and EUR 1.6 billion was recognized as financial liabilities at fair value (of which EUR 0.3 billion as liabilities to banks and EUR 1.3 billion as liabilities to customers). The increase of the book value of promissory note loans from EUR 5.5 million by EUR 38.9 billion to EUR 44.4 billion is largely due to the new financing source via the WSF. Promissory note loans are a special instrument of the German capital markets, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2020)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	11	FIXED	4.22	2011-2019	2021-2028	2.41	15,749,999,999.82	9,908,152,994.35
BRL	1	FIXED	9.00	2016	2021	0.96	75,000,000.00	11,767,474.70
CAD	5	FIXED	3.72	2005-2019	2022-2037	3.81	2,457,200,000.00	1,571,803,236.74
CHF	2	FIXED	2.55	2005-2007	2025-2037	6.85	1,304,999,999.99	1,208,109,609.32
CNY	9	FIXED	2.54	2019-2020	2021-2023	1.93	4,598,000,000.11	573,138,049.25
DEM	1	FIXED	7.00	1993	2023	2.25	105,985,000.00	54,189,270.03
EUR	270	FIXED	0.54	1999-2020	2021-2050	4.61	277,791,147,812.49	277,791,147,812.49
EUR	24	FLOATING	0.94	2003-2019	2021-2052	3.65	2,990,674,449.47	2,990,674,449.47
GBP	23	FIXED	2.44	2000-2020	2021-2037	3.46	24,226,703,000.02	26,947,602,415.96
HKD	5	FIXED	1.15	2019-2020	2021-2022	1.07	1,399,999,999.91	147,148,472.80
HUF	1	FIXED	0.90	2020	2022	1.16	1,999,999,998.57	5,496,166.42
JPY	14	FIXED	2.25	2001-2020	2021-2038	7.62	158,672,999,999.94	1,254,431,180.33
JPY	222	FLOATING	1.61	2002-2020	2021-2049	14.01	140,633,999,996.75	1,111,819,116.11
MXN	3	FIXED	7.48	2017-2018	2021-2023	1.47	2,750,000,000.03	112,631,061.60
NOK	18	FIXED	1.89	2002-2019	2021-2036	2.29	42,350,000,000.55	4,044,774,266.31
NOK	2	FLOATING	1.86	2019	2022	1.15	5,500,000,000.06	525,295,359.26
NZD	3	FIXED	3.15	2016-2018	2021-2028	1.87	640,000,000.01	376,825,247.30
PLN	4	FIXED	1.94	2006-2020	2021-2025	1.59	672,597,246.05	147,509,100.61
SEK	12	FIXED	1.35	2010-2020	2021-2031	2.54	36,500,000,000.22	3,637,523,294.12
TRY	3	FIXED	11.46	2016-2020	2021-2023	1.39	327,000,000.05	35,882,411.04
USD	65	FIXED	2.09	2002-2020	2021-2047	2.98	106,029,784,415.12	86,406,800,110.11
USD	3	FLOATING	4.49	2012-2020	2021-2025	0.92	189,380,000.00	154,331,350.34
ZAR	7	FIXED	7.57	2017-2020	2021-2030	3.95	3,870,000,000.37	214,738,734.56
Total	708					4.12		419,231,791,184.22

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2020. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2020.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 70 billion multicurrency commercial paper program and the USD 20 billion commercial paper program. The programme volume of the USD commercial paper programme was increased from USD 10 billion to USD 20 billion as of April 8, 2020. As of December 31, 2020, KfW Group’s commercial paper outstanding totaled EUR 41.3 billion (December 31, 2019: EUR 40.6 billion).

Public Funds. As of December 31, 2020, the proportion of public funds in KfW Group’s borrowings was 9%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis)

amounted to EUR 43.3 billion as of December 31, 2020 (December 31, 2019: EUR 5.6 billion). This large increase is due to the new financing source via the WSF. KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 216 million as of December 31, 2020 (December 31, 2019: EUR 382 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 37% of the sources of funding for KfW Entwicklungsbank’s commitments in 2020. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Business—Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE*

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2020		As of December 31, 2019
	2020	2019	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	540,913	490,412	10,126	5,584	8,134	5,188
Currency-related derivatives (1)	156,986	200,301	3,180	8,047	8,072	3,916
Credit derivatives as protection buyer	0	0	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	697,898	690,714	13,306	13,631	16,205	9,104
Embedded derivatives accounted for separately	—	—	11	20	37	23

Total balance sheet items “derivatives designated for hedge accounting” and “financial assets/liabilities at FV - other derivatives”	697,898	690,714	13,317	13,651	16,243	9,127

*	Amounts in the table may not add up due to rounding differences.

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2020	2019
	(EUR in millions)
Total positive fair value before netting	13,306	16,205
Total positive fair value after netting (1)	4,960	8,913
Collateral received	3,419	8,849
of which cash collateral	3,419	8,849

	As of December 31,
	2020	2019
	(EUR in millions)
Total positive fair value after netting and collaterals	1,541	64

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “financial assets – Fair Value”, “financial liabilities – Fair Value” and “derivatives designated for hedge accounting”. For additional information on KfW Group’s derivatives exposure, see notes 8, 36, 38, 46, 48, 55, 56 and 57 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Counterparty default risk” and “—Market price risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2020, KfW Group held securities and investments in an amount of EUR 38.9 billion (December 31, 2019: EUR 37.8 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning securities and investments. EUR 31.3 billion, or 80%, of all securities and investments were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. The remaining securities and investments were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS and ABCP portfolio or DEG’s direct investments). Equity participations held directly or indirectly by KfW made up only a very limited amount of KfW Group’s securities and investments.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in an amount of EUR 31.3 billion as of December 31, 2020 (December 31, 2019: EUR 28.3 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. Since the beginning of 2020, the portfolio now includes ABCP investments. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2020. In addition to these securities, as of December 31, 2020, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in an amount of EUR 3.5 billion (December 31, 2019: EUR 16.2 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. For KfW, this means integrating environmental, social and governance (“ESG”) criteria in its investment approach. In 2020, the integration of ESG criteria was based on a best-in-class approach that stipulated that for its liquidity portfolio, KfW would only invest in bonds of issuers whose sustainability rating was among the best 50% of the respective sector. Sovereign bonds are eligible for such investments, provided that the relevant issuing country has reached “prime” status with regard to its sustainability rating. In addition, KfW uses exclusion criteria for its liquidity portfolio that are based on the International Finance Corporation exclusion list. KfW also engages in regular dialogues with issuers on sustainability matters.

ABS Portfolio. As of December 31, 2020, the promotional ABS portfolio volume amounted to EUR 770 million (December 31, 2019: EUR 3.0 billion). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019. The remaining outstanding portfolio volume will decrease gradually with amortizations.

Green Bond Portfolio. Under its green bond portfolio, KfW seeks to support climate and environmental protection by investing in green bonds of public sector issuers, supranational institutions and agencies, and banks as well as in green covered bonds and ABS. All of KfW’s green bond investments are aligned with the ICMA “Green Bond Principles”. In 2020, KfW provided EUR 400 million (2019: EUR 325 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. KfW’s green bond portfolio was launched in 2015 and the portfolio’s targeted volume is EUR 2.0 billion. As of December 31, 2020, the volume of the portfolio had reached EUR 1.9 billion. The former target volume of the green bond portfolio of EUR 2.0 billion was reached in February 2021. Going forward, KfW will continue to invest in green bonds and plans to maintain the portfolio volume in a range of EUR 2.0 to EUR 2.5 billion. The mandate of the German Federal Ministry for the Environment was extended accordingly.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

At year-end 2020, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to year- end 2019 with approximately 829.2 million ordinary shares. This represented a stake of approximately 17.4% in Deutsche Telekom (December 31, 2019: 17.4%). To KfW’s knowledge, the stake of the Federal Republic amounted to approximately 14.5% as of December 31, 2020.

At year-end 2020, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2019 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2019: 20.5%). To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are presented on KfW’s consolidated statement of financial position as Financial Assets at Fair Value, which are classified as “Loans and advances to customers – FVM”.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2020, the total amount outstanding of this loan to Greece amounted to EUR 15.0 billion (December 31, 2019: EUR 15.2 billion).

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%) and Berliner Energieagentur GmbH (25%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.31%) is held indirectly via various entities. KfW’s shareholding in Eurogrid GmbH (20%) is held indirectly via a subsidiary of KfW. In addition, KfW directly holds stakes in True Sale International GmbH (7.7%) and the European Investment Fund (2.3%).

KfW’s investments in Airbus SE, Eurogrid GmbH and CureVac N.V., as well as its investments in Deutsche Telekom and Deutsche Post (see “Business—Financial Markets—Privatization Initiatives”), were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), the economic interest of which was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2020, KfW held, through GZBV, an equity stake of approximately 9.22% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.93% in Airbus SE.

Eurogrid International CVBA/SCRL and Eurogrid GmbH

In July 2018, KfW was mandated by the Federal Government, pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly held all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH in accordance with its mandate by the Federal Government. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. Eurogrid GmbH, incorporated in Berlin, Germany, is the 100% holding company of the German transmission system operator 50Hertz Transmission GmbH.

CureVac N.V.

In June 2020, KfW was mandated by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment of approximately EUR 300 million through the acquisition of a stake in biopharmaceutical company CureVac AG (“CureVac”). CureVac is a German stock corporation with its registered seat in Tübingen, Germany, which focuses on the research and development of medicines based on messenger ribonucleic acids (mRNA). The investment occurred at the end of July 2020. In August 2020, CureVac B.V., a private company with limited liability under Dutch law, offered and sold in an underwritten initial public offering (the “CureVac IPO”) new common shares, which were listed on the Nasdaq Global Market. In connection with the consummation of the CureVac IPO, all shares of CureVac AG were contributed into CureVac B.V. in exchange for shares of CureVac B.V., and CureVac B.V. was converted to a Dutch public company and accordingly renamed CureVac N.V. As a consequence, KfW’s investment is in shares of CureVac N.V. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2020

(EUR in millions)
Borrowings
Short-term funds	43,988
Bonds and other fixed-income securities	383,975
Other borrowings (1)	68,394

Total borrowings	496,357

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	19,411
Fund for general banking risks	600
Revaluation reserve	-1,151

Total equity	31,797

Total capitalization	528,154

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 216 million.

(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2020, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their ages as of March 25, 2021, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 66 to the financial statements included in Exhibit (e) to this annual report.

Dr Günther Bräunig

Age: 65

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. Dr Bräunig was appointed as Chief Executive Officer with effect as of January 1, 2018. Dr Bräunig’s tenure will end in June 2021. He is in charge of the General Secretariat, Internal Auditing, and Group Development and Economics as well as Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank) and Legal Affairs. He also acts as KfW Group’s Chief Sustainability Officer.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. In September 2017, he was named Deputy CEO of KfW. Between August 2007 and October 2008, he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of the latter appointment, Dr Bräunig temporarily ceased to perform his functions as a member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Dr Ingrid Hengster

Age: 60

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business, Sales Digital Development, New Business Credit Service as well as Export and Project Finance (KfW IPEX-Bank), DEG and KfW Capital. Dr Hengster’s tenure will end in March 2023.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined

COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG.

Dr Hengster serves as chairwoman of the supervisory boards of KfW Capital, Frankfurt am Main, Germany and of KfW IPEX-Bank, Frankfurt am Main, Germany. In addition, Dr Hengster is a member of the supervisory boards of DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany, ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany.

Melanie Kehr

Age: 46

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology, Central Services and Transaction Management. Ms. Kehr joined KfW as General Manager in September 2018. The tenure of Ms. Kehr on KfW’s Executive Board will end in August 2022.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Ms. Kehr is a member of the supervisory board of Deka Bank Deutsche Girozentrale, Frankfurt am Main, Germany.

Bernd Loewen

Age: 55

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Financial Markets. Human Resources, Portfolio Credit Service as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Bernd Loewen’s tenure will end in June 2024.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm where he also successfully completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co- Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft, which involved relocating from New York to Warsaw, Poland.

Mr. Loewen is a member of the supervisory boards of The Currency Exchange Fund (TCX), Amsterdam, Netherlands and of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Dr Stefan Peiß

Age: 51

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and he acts as Chief Risk Officer of KfW. The tenure of Dr Peiß will end in December 2024.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and of KfW Capital, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter serving as Chairman for the year 2020. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory

Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of March 25, 2021, the members of the Board of Supervisory Directors were:

Name	Position
Doris Ahnen	Minister of Finance of the State of Rhineland-Palatinate; appointed by the Bundesrat

Peter Altmaier	Federal Minister for Economic Affairs and Energy; Deputy Chair in 2021

Sören Bartol	Member of Parliament; appointed by the Bundestag

Dr André Berghegger Dr Holger Bingmann	Member of Parliament; appointed by the Bundestag President of the Federation of German Wholesale, Foreign Trade and Services (BGA) (retired); representative of the wholesale and foreign trade sector

Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat

Ingeborg Esser Robert Feiger

Managing Director of the Federal Association of German Housing and Real Estate Companies (GdW); representative of the housing sector

Chair of the German Trade Union Construction-Agriculture-Environment (IG Bau); representative of the trade unions

Albert Füracker Verena Göppert

State Minister at the Bavarian State Ministry of Finance and for Regional Identity; appointed by the Bundesrat

Permanent Deputy of the Executive Director of the Association of German Cities; representative of the local municipalities

Olav Gutting	Member of Parliament; appointed by the Bundestag

Dr Louis Hagen	CEO of Muenchener Hypothekenbank eG; representative of the mortgage banks

Reinhold Hilbers	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat

Reiner Hoffmann	Chair of the Confederation of German Trade Unions (DGB); representative of the trade unions

Gerhard Hofmann	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Dr Bruno Hollnagel	Member of Parliament; appointed by the Bundestag

Johannes Kahrs	Member of Parliament (retired); appointed by the Bundestag

Alois Karl	Member of Parliament; appointed by the Bundestag

Julia Klöckner Andrea Kocsis	Federal Minister of Food and Agriculture Deputy Chair of ver.di – United Services Trade Union; representative of the trade unions

Stefan Körzell	Member of the Executive Board of the Confederation of German Trade Unions (DGB); representative of the trade unions

Dr Joachim Lang	CEO and Director General of the Federation of German Industries (BDI); representative of the industry

Heiko Maas	Federal Minister for Foreign Affairs

Dr Gerd Müller	Federal Minister for Economic Cooperation and Development

Rainer Neske	Chair of the Board of Managing Directors of Landesbank Baden-Wuerttemberg, representative of credit institutions prominent in the field of industrial credit

Dr Hans-Walter Peters	President of the Federal Association of German Banks (BdB); representative of the commercial banks

Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Andreas Scheuer	Federal Minister of Transport and Digital Infrastructure

Helmut Schleweis	President of the German Savings Banks Association (DSGV); representative of the savings banks

Olaf Scholz	Federal Minister of Finance; Chair in 2021

Svenja Schulze	Federal Minister for the Environment, Nature Conservation and Nuclear Safety

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts and Small Business (ZDH); representative of the skilled crafts sector

Edith Sitzmann	Minister of Finance of the State of Baden-Wuerttemberg; appointed by the Bundesrat

Peter Strobel	Minister of Finance and European Affairs of the State of Saarland; appointed by the Bundesrat

Heike Taubert	Deputy Minister President, Minister of Finance of the Free State of Thuringia; appointed by the Bundesrat

Michael Theurer	Member of Parliament; appointed by the Bundestag

Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 66 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2020, KfW Group employed an average of 7,382 persons (excluding members of the Executive Board and trainees, but including temporary personnel and local personnel in KfW’s representative offices) (2019: 6,705 persons, excluding local personnel in KfW’s representative offices). Approximately 30.9% of KfW’s staff (excluding local personnel in KfW’s representative offices) is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 20% is engaged in KfW’s domestic business activities, 28% in Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG), 11% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age, sexual identity or social background, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work- life balance. As a future-oriented organization, KfW offers a variety of part-time work and mobile work options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 65 to the financial statements included in Exhibit (e) to this annual report.

EXHIBIT INDEX

Exhibit	Description

(e)	KfW Financial Information 2020

(f)	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ GÜNTHER BRÄUNIG
	Name:	Dr Günther Bräunig
	Title:	Chief Executive Officer

By:	/s/ BERND LOEWEN
	Name:	Bernd Loewen
	Title:	Member of the Executive Board

Date: March 25, 2021